EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 33-80666, 333-61556, and 333-136698) of Bemis Company, Inc. of our report dated February 27, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in accounting for noncontrolling interests and the change in the calculation of earnings per share discussed in Note 2, as to which the date is July 20, 2009, relating to the financial statements and the effectiveness of internal control over financial reporting of Bemis Company, Inc., which appears in this Current Report on Form 8-K.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
July 20, 2009